Bionomics Limited

21 April 2004

04024827

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 03 2004
WASH. D.C. 155 SECTION

Per: Jill Mashado
Company Secretary

dlw 5/5

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eric Fraser Ainsworth
Date of last notice	6 November 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	CA Ainsworth 57,000 Listed Ordinary Shares JE Ainsworth 2,500 Listed Ordinary Shares MJ Ainsworth 2,500 Listed Ordinary Shares
Date of change	16 April 2004
No. of securities held prior to change	1,000,000 Unlisted Options 138,722 Listed Ordinary Shares Indirect: 62,000 Listed Ordinary Shares as detailed above
Class	As Above
Number acquired	**Direct** EF Ainsworth: 19,818 Listed Ordinary Shares 9,909 Listed Options **Indirect (family members)** CA Ainsworth: 8,143 Listed Ordinary Shares 4,072 Listed Options JE Ainsworth: 358 Listed Ordinary Shares 179 Listed Options MJ Ainsworth: 358 Listed Ordinary Shares 179 Listed Options
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	32 cents per share
No. of securities held after change	EF Ainsworth: 1,000,000 Unlisted Options 158,540 Listed Ordinary Shares 9,909 Listed Options Indirect: 70,859 Listed Ordinary Shares 4,430 Listed Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the Non-Renounceable Entitlements Issue to Shareholders.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Bionomics Limited

21 April 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Deborah Rathjen
Date of last notice	31 March 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 April 2004
No. of securities held prior to change	2,200,000 Unlisted Options 216,666 Listed Ordinary Shares
Class	As Above
Number acquired	28,093 Listed Ordinary Shares 14,047 Listed Options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	32 cents per share
No. of securities held after change	2,200,000 Unlisted Options 244,759 Listed Ordinary Shares 14,047 Listed Options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the Non-Renounceable Entitlements Issue to Shareholders.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Bionomics Limited

21 April 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Bionomics Limited
ABN: 53 075 582 740

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George Morstyn
Date of last notice	6 November 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 April 2004
No. of securities held prior to change	200,000 Unlisted Options 286,670 Listed Ordinary Shares
Class	As Above
Number acquired	60,953 Listed Ordinary Shares 30,477 Listed Options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	32 cents per Listed Ordinary Share
No. of securities held after change	200,000 Unlisted Options 347,623 Listed Ordinary Shares 30,477 Listed Options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the Non-Renounceable Entitlements Issue to Shareholders.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Bionomics Limited

22 April 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

SEC MAIL PROCESSING RECEIVED MAY 03 2004 WASH. D.C. 155 SECTION

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Bionomics Limited
ACN/ARSN	53 075 582 740

1. Details of substantial holder (1)

Name	Boom Australia Limited & Duncan Mount
ACN/ARSN (if applicable)	075 992 344

There was a change in the interests of the substantial holder on	16/04/2004
The previous notice was given to the company on	24/02/2004
The previous notice was dated	24/02/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	3,745,000		5,447,699	8.61%
Listed Options	Nil		1,226,350	0.00%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer to Appendix A					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer to Appendix B					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Duncan Mount	54 Lane Cove Road, Ingeleside NSW 2101
Boom Australia Limited	As above

Signature

print name Duncan Mount capacity Director

sign here [signature] date 21 / 4 / 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure to change in Substantial Shareholder Notice in Bionomics Limited (ABN 53 075 582 740) for Mr. Duncan Mount.

Appendix A – 3. Changes in relevant interests

Date of Change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and number of securities affected	Person's vote affected
07/04/2004	Boom Australia Limited	Purchase	$240,000.00	750,000 ordinary shares	Duncan Mount
07/04/2004	Boom Australia Limited	Purchase	$0.00	750,000 listed options	Duncan Mount
16/04/2004	Boom Australia Limited	Purchase	$167,949.12	524,841 ordinary shares	Duncan Mount
16/04/2004	Boom Australia Limited	Purchase	$0.00	262,421 listed options	Duncan Mount
16/04/2004	Duncan Mount	Purchase	$127,771.52	399,286 ordinary shares	Duncan Mount
16/04/2004	Duncan Mount	Purchase	$0.00	199,643 listed options	Duncan Mount
16/04/2004	Boom Australia Limited <Mount Family Account>	Purchase	$9,143.04	28,572 ordinary shares	Duncan Mount
16/04/2004	Boom Australia Limited <Mount Family Account>	Purchase	$0.00	14,286 listed options	Duncan Mount

Annexure to change in Substantial Shareholder Notice in Bionomics Limited (ABN 53 075 582 740) for Mr. Duncan Mount.

Appendix B – 4. Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's vote
Boom Australia Limited	Boom Australia Limited	Boom Australia Limited	Shareholder	2,024,841 ordinary shares	2,024,841
Boom Australia Limited	Boom Australia Limited	Boom Australia Limited	Shareholder	1,012,421 listed options	0
Boom Australia Limited <Mount Family Account>	Boom Australia Limited <Mount Family Account>	Boom Australia Limited <Mount Family Account>	Shareholder	228,572 ordinary shares	228,572
Boom Australia Limited <Mount Family Account>	Boom Australia Limited <Mount Family Account>	Boom Australia Limited <Mount Family Account>	Shareholder	14,286 listed options	0
Duncan Mount	Duncan Mount	Duncan Mount	Shareholder	3,194,286 ordinary shares	3,194,286
Duncan Mount	Duncan Mount	Duncan Mount	Shareholder	199,643 listed options	0

Bionomics Limited

22 April 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Pox: Jill Mashado
Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
22 April 2004

BIONOMICS CASH FLOW FOR THE QUARTER ENDED 31 MARCH 2004

Bionomics Limited (ASX:BNO, US OTC:BMICY) today lodged its Appendix 4C with the ASX for the quarter ended 31 March 2004 showing a cash position of $8.273 million. Additional funds of $1.7 million have been received post 31 March as the Company finalised its recent capital raising.

Bionomics' CFO, Mr Lee Craker, commented that "the March cash position included $4.6 million of the $6.3 million before costs raised in the recent placement and shareholder entitlement issue. Net operating cash outflow for the quarter was $0.9 million whilst total operating and investing cash outflows were $1.1 million for the period. This was higher than the prior two quarters reflecting increased capital expenditure and payments made to collaborative research partners during the quarter".

Mr Craker further added "Importantly Bionomics is now well funded to fast track its epilepsy and anxiety drug discovery program".

In commenting on the Company's progress Dr Deborah Rathjen, CEO and Managing Director of Bionomics stated, "The March quarter saw Bionomics move forward from its gene discovery heritage into drug discovery. Bionomics gene discoveries and the generation of its proprietary mouse model of human epilepsy provide Bionomics with both the tools and a unique opportunity to rapidly discover new compounds to treat both epilepsy and anxiety. Recent developments have seen the Company access chemical and natural compound libraries to progress its epilepsy and anxiety drug discovery program. We are delighted to be working in collaboration with Southern Cross University and the Walter and Eliza Hall Institute (WEHI) in this endeavour".

Dr Rathjen further added "WEHI's chemistry capabilities are amongst the best in the world and we are confident that WEHI's expertise will complement our capabilities and our innovative approach to drug discovery. Our collaboration with Southern Cross University provides Bionomics with access to a unique collection of Australian-based natural products and broadens the opportunity to discover new drugs for epilepsy and anxiety utilizing our ionX® drug discovery platform".

In commenting on the commercialisation of Bionomics' epilepsy gene-based diagnostic tests Dr Rathjen stated that "During the quarter payments were received from our US partner Nanogen, Inc. relating to access to Bionomics' epilepsy gene database. Bionomics is continuing to focus on further revenue generation and commercialisation of its epilepsy diagnostic opportunities".

"The company has in progress active discussions with the objective of achieving further commercialisation in its sights. A large clinical study initiated in 2003 focused on children with severe epilepsy had progressed well and has attracted a great deal of interest from potential commercial partners" Dr Rathjen added.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics is leveraging the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer and inflammatory diseases.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR LEE CRAKER
CHIEF FINANCIAL OFFICER
BIONOMICS LIMITED
Ph: +61 8 8354 6105